Filed Pursuant to Rule 424(b)(3)

Registration No. 333-230841

PROSPECTUS

5,500,000 Common Shares offered by the Selling Shareholders

This prospectus relates to the registration for resale by the Selling Shareholder listed herein (the “Selling Shareholder”) or any of its pledgees, donees, transferees or successors in interest, of up to 5,500,000 shares of our common stock, $0.004 par value per share, issuable to the Selling Shareholder upon conversion of principal and interest under the Senior Convertible Note, in the aggregate principal amount of $5,000,000 accruing interest at the rate of 10% per annum, issued to the Selling Shareholder on March 13, 2019 (the “Notes”).

We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of shares by the Selling Shareholder.

The Selling Shareholder may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. See “Plan of Distribution” for more information about how the Selling Shareholder may sell the shares of common stock being registered.

We will pay the expenses incurred in registering these common shares, including legal and accounting fees.

Our common shares are listed on the Nasdaq Capital Market under the symbol “GLBS.” The closing sales price of our common stock on the Nasdaq Capital Market on April 17, 2019 was $2.97 per share. There were 3,211,107 of our common shares outstanding as of April 17, 2019.

An investment in these securities is speculative and involves a high degree of risk. See the section entitled “Risk Factors” which begins on page 3 of this prospectus, and other risk factors contained in any applicable prospectus supplement and in the documents incorporated by reference herein and therein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 19, 2019

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ABOUT THIS PROSPECTUS

As permitted under the rules of the Securities and Exchange Commission, or the Commission, this prospectus incorporates important business information about us that is contained in documents that we have previously filed with the Commission but that are not included in or delivered with this prospectus. You may obtain copies of these documents, without charge, from the website maintained by the Commission at www.sec.gov, as well as other sources. You may also obtain copies of the incorporated documents, without charge, upon written or oral request to Globus Maritime Limited, 128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Attica, Greece, or by telephone at +30 210 960 8300. See “Where You Can Find Additional Information.”

You should rely only on the information contained or incorporated by reference in this prospectus. Neither we nor the Selling Shareholders authorize any person to provide information other than that provided in this prospectus and the documents incorporated by reference. Neither we nor the Selling Shareholders are making an offer to sell common shares in any state or other jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus regardless of its time of delivery, and you should not consider any information in this prospectus or in the documents incorporated by reference herein to be investment, legal or tax advice. We encourage you to consult your own counsel, accountant and other advisors for legal, tax, business, financial and related advice regarding an investment in our securities.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “Globus,” the “Company,” “we,” “us,” “our,” or similar references, mean Globus Maritime Limited and, where applicable, its consolidated subsidiaries. In addition, we use the term deadweight, or dwt, in describing the size of vessels. Dwt expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. To the extent the Selling Shareholders transfer our common shares or our Note and the shares are not unrestricted, we may add the recipients of those common shares and Note as Selling Shareholders via a prospectus supplement or post-effective amendment. Any references to the “Selling Shareholders” shall be deemed to be references to each such additional Selling Shareholders.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a Marshall Islands company, and our principal executive office is located outside of the United States, in Greece. Most of our directors, officers and the experts named in this registration statement and prospectus reside outside the United States. In addition, a substantial portion of our assets and the assets of certain of our directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in United States courts against us or these persons.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This prospectus includes “forward-looking statements,” as defined by U.S. federal securities laws, with respect to our financial condition, results of operations and business and our expectations or beliefs concerning future events. Forward-looking statements provide our current expectations or forecasts of future events. Forward-looking statements include statements about our expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Forward-looking statements and information can generally be identified by the use of forward-looking terminology or words, such as “anticipate,” “approximately,” “believe,” “continue,” “estimate,” “expect,” “forecast,” “intend,” “may,” “ongoing,” “pending,” “perceive,” “plan,” “potential,” “predict,” “project,” “seeks,” “should,” “views” or similar words or phrases or variations thereon, or the negatives of those words or phrases, or statements that events, conditions or results “can,” “will,” “may,” “must,” “would,” “could” or “should” occur or be achieved and similar expressions in connection with any discussion, expectation or projection of future operating or financial performance, costs, regulations, events or trends. The absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements and information are based on management’s current expectations and assumptions, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict.

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All forward-looking statements involve risks and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results.

In addition, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•	general dry bulk shipping market conditions, including fluctuations in charterhire rates and vessel values;

•	the strength of world economies;

•	the stability of Europe and the Euro;

•	fluctuations in LIBOR or the discontinuance of LIBOR;

•	fluctuations in interest rates and foreign exchange rates;

•	changes in demand in the dry bulk shipping industry, including the market for our vessels;

•	changes in our operating expenses, including bunker prices, dry docking and insurance costs;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from pending or future litigation;

•	general domestic and international political conditions;

•	potential disruption of shipping routes due to accidents or political events;

•	the availability of financing and refinancing;

•	our ability to meet requirements for additional capital and financing to grow our business;

•	vessel breakdowns and instances of off-hire;

•	potential exposure or loss from investment in derivative instruments;

•	potential conflicts of interest involving our Chief Executive Officer, the Chairman of our Board, their family and other members of our senior management;

•	our ability to complete acquisition transactions as planned; and

•	other important factors described in “Risk Factors” and in other places incorporated by reference.

We have based these statements on assumptions and analyses formed by applying our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate in the circumstances. All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

See the sections entitled “Risk Factors” of this prospectus and in our Annual Report on Form 20-F for the year ended December 31, 2018, which is incorporated herein by reference, for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. These factors and the other risk factors described in this prospectus are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

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WHERE YOU CAN FIND ADDITIONAL INFORMATION

As required by the Securities Act, we filed a registration statement relating to the securities offered by this prospectus with the Commission. This prospectus is a part of that registration statement, which includes additional information.

Government Filings

We file annual and special reports with the Commission. You may read and copy any document that we file and obtain copies at prescribed rates from the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling 1 (800) SEC-0330. The Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. Our filings are also available on our website at http://www.globusmaritime.gr. The information on our website, however, is not, and should not be deemed to be, a part of this prospectus.

This prospectus and any applicable prospectus supplement are part of a registration statement that we filed with the Commission and do not contain all of the information in the registration statement. The full registration statement may be obtained from the Commission or us, as indicated below. Documents establishing the terms of the offered securities are filed as exhibits to the registration statement. Statements in this prospectus or any applicable prospectus supplement about these documents are summaries and each statement is qualified in all respects by reference to the document to which it refers. You should refer to the actual documents for a more complete description of the relevant matters. You may inspect a copy of the registration statement at the Commission’s Public Reference Room in Washington, D.C., as well as through the Commission’s website.

Information Incorporated by Reference

The Commission allows us to “incorporate by reference” information that we file with it. This means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be a part of this prospectus, and certain information that we file later with the Commission prior to the termination of this offering will also be considered to be part of this prospectus and will automatically update and supersede previously filed information, including information contained in this document.

The following documents, filed with or furnished to the SEC, are specifically incorporated by reference and form an integral part of this prospectus:

•	Our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Commission on March 28, 2019, containing our audited consolidated financial statements for the most recent fiscal year for which those statements have been filed. https://www.sec.gov/Archives/edgar/data/1499780/000114420419016636/tv517220_20f.htm

We are also incorporating by reference all subsequent Annual Reports on Form 20-F that we file with the Commission and certain reports on Form 6-K that we furnish to the Commission after the date of this prospectus (if they state that they are incorporated by reference into this prospectus) until we file a post-effective amendment indicating that the offering of the securities made by this prospectus has been terminated. In all cases, you should rely on the later information over different information included in this prospectus or the applicable prospectus supplement.

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You should rely only on the information contained or incorporated by reference in this prospectus and any applicable prospectus supplement. We have not, and any underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and any underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any applicable prospectus supplement as well as the information we previously filed or furnished with the Commission and incorporated by reference, is accurate as of the dates on the front cover of those documents only. Our business, financial condition and results of operations and prospects may have changed since those dates.

You may request a free copy of the above mentioned filing or any subsequent filing we incorporate by reference to this prospectus by writing or telephoning us at the following address:

Globus Maritime Limited

c/o Globus Shipmanagement Corp.

128 Vouliagmenis Avenue

3rd Floor

166 74 Glyfada

Attica, Greece

+30 210 960 8300

Information provided by the Company

We will furnish holders of our common shares with Annual Reports containing audited financial statements and a report by our independent registered public accounting firm. The audited financial statements will be prepared in accordance with International Financial Reporting Standards. As a “foreign private issuer,” we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. While we furnish proxy statements to shareholders in accordance with the rules of the Nasdaq Capital Market, those proxy statements do not conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a “foreign private issuer,” our officers and directors are exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

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PROSPECTUS SUMMARY

This summary highlights information that appears later in this prospectus and is qualified in its entirety by the more detailed information and financial statements included or incorporated by reference elsewhere in this prospectus. This summary may not contain all of the information that may be important to you. As an investor or prospective investor, you should carefully review the entire prospectus, including the section of this prospectus entitled “Risk Factors” and the more detailed information that appears later in this prospectus and in the documents we incorporate by reference before making an investment in our common shares.

Our Business

Our Company

We are an integrated dry bulk shipping company, providing marine transportation services on a worldwide basis. We own, operate and manage a fleet of dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. We intend to grow our fleet through timely and selective acquisitions of modern vessels in a manner that we believe will provide an attractive return on equity and will be accretive to our earnings and cash flow based on anticipated market rates at the time of purchase. There is no guarantee however, that we will be able to find suitable vessels to purchase or that such vessels will provide an attractive return on equity or be accretive to our earnings and cash flow.

Our operations are managed by our Glyfada, Greece-based wholly owned subsidiary, Globus Shipmanagement Corp., which we refer to as our Manager, which provides in-house commercial and technical management for our vessels. Our Manager has entered into a ship management agreement with each of our wholly owned vessel-owning subsidiaries to provide services that include managing day-to-day vessel operations, such as supervising the crewing, supplying, maintaining of vessels and other services.

We originally incorporated as Globus Maritime Limited on July 26, 2006 pursuant to the Companies (Jersey) Law 1991 (as amended), and began operations in September 2006. On November 24, 2010, we redomiciled into the Marshall Islands. Our common shares trade on the NASDAQ Global Market under the ticker “GLBS.”

The following table presents information concerning our vessels, each of which is owned by a wholly owned subsidiary of Globus Maritime Limited. We use the term deadweight ton, or “dwt,” in describing the size of vessels. Deadweight ton or “dwt” is a unit of a vessel’s capacity for cargo, fuel oil, stores and crew, measured in metric tons. A vessel’s dwt or total deadweight is the total weight the vessel can carry when loaded to a particular line.

Vessel	Year Built	Flag	Direct Owner	Shipyard	Vessel Type	Delivery Date	Carrying Capacity (dwt)
m/v Sun Globe	2007	Malta	Longevity Maritime Limited	Tsuneishi Cebu	Supramax	September 2011	58,790
m/v River Globe	2007	Marshall Islands	Devocean Maritime Ltd.	Yangzhou Dayang	Supramax	December 2007	53,627
m/v Sky Globe	2009	Marshall Islands	Domina Maritime Ltd.	Taizhou Kouan	Supramax	May 2010	56,855
m/v Star Globe	2010	Marshall Islands	Dulac Maritime S.A.	Taizhou Kouan	Supramax	May 2010	56,867
m/v Moon Globe	2005	Marshall Islands	Artful Shipholding S.A.	Hudong-Zhonghua	Panamax	June 2011	74,432
						Total:	300,571

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Corporate Information

Our executive office is located at the office of our Manager at 128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Attica, Greece. Our telephone number is +30 210 960 8300. Our registered agent in the Marshall Islands is The Trust Company of the Marshall Islands, Inc. and our registered address in the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960. We maintain our website at www.globusmaritime.gr. Information that is available on or accessed through our website does not constitute part of, and is not incorporated by reference into, this prospectus.

Recent and Other Developments

On April 5, 2019, Firment Shipping Inc. filed a Schedule 13D/A indicating that Mr. George Feidakis (and Firment Shipping Inc.) currently may be deemed to beneficially own 415,930 of our common shares, representing approximately 13% of our outstanding common shares (rather than the 1,420,163 common shares referenced in our annual report on Form 20-F, which represented 44.2% of our outstanding common shares).

On March 13, 2019, the Company signed a securities purchase agreement with a private investor and on March 13, 2019 issued, for gross proceeds of $5 million, a senior convertible note (the “Note”) that is convertible into shares of the Company’s common stock, par value $0.004 per share. If not converted or redeemed beforehand pursuant to the terms of the Note, the Note matures upon the first anniversary of its issue. The Note was issued in a transaction exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”). In this registration statement and prospectus, we are registering for resale 5,500,000 common shares issuable upon conversion of the Note.

In December 2018, we entered into a Loan Agreement with Macquarie International Bank Limited for an amount up to US$13.5 million in order to refinance two of our vessels, m/v Moon Globe and m/v Sun Globe.

In November 2018, we entered into a credit facility for up to $15 million with Firment Shipping Inc., a related party to us, for the purpose of financing our general working capital needs.

On October 15, 2018, we effected a ten-for-one reverse stock split which reduced the number of outstanding common shares from 32,065,077 to 3,206,495 shares (adjustments were made based on fractional shares). All figures expressed in this prospectus reflect the stock split unless expressly provided otherwise.

On October 19, 2017, we entered into a Share and Warrant Purchase Agreement pursuant to which we sold for $2.5 million an aggregate of 250,000 of our common shares, par value $0.004 per share and a warrant (the “October 2017 Warrant”) to purchase 1.25 million of our common shares at a price of $16.00 per share to an investor in a private placement (the “October 2017 Private Placement”). These securities were issued in transactions exempt from registration under the Securities Act. On that day, we also entered into a registration rights agreement with the purchaser providing it with certain rights relating to registration under the Securities Act of the 250,000 common shares issued in connection with the October 2017 Private Placement and the common shares underlying the October 2017 Warrant. As of the date hereof, the October 2017 Warrant has not been exercised.

In February 2017, we entered into a Share and Warrant Purchase Agreement pursuant to which we sold for $5 million an aggregate of 500,000 of our common shares, par value $0.004 per share and warrants to purchase 2.5 million of our common shares at a price of $16.00 per share (which were subject to adjustment) to a number of investors in a private placement. In February 2017 we also agreed with two affiliated lenders to convert a total of $20 million owed to such lenders in exchange for (a) 2 million common shares and (b) warrants to purchase 738,002 of our common shares at a price of $16.00 per share (which were subject to adjustment). The warrants issued in February 2017 have expired. We refer to these transactions together as the “February 2017 Transactions”. These securities were issued in transactions exempt from registration under the Securities Act.

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The Offering

The selling shareholder named in the table located on page 5 of this prospectus (the “Selling Shareholder”) is offering an aggregate of 5,500,000 common shares, none of which are currently issued and outstanding and all of which are issuable upon the conversion of a currently outstanding Note, subject to the terms and limitations contained within the Note. See “Description of Capital Stock - Description of the Note” on page 4 of this prospectus.  We will not receive any proceeds upon the conversion of the Note.  See “Use of Proceeds” on page 4 of this prospectus.

RISK FACTORS

Investing in our common shares involves a high degree of risk. You should carefully consider the risks set forth below and the discussion of risks under the heading “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Commission on March 28, 2019, and the other documents that are incorporated by reference in this prospectus. Please see the section of this prospectus entitled “Incorporation by Reference of Certain Documents.” Any of the following risks could materially and adversely affect our business, financial condition, results of operations or cash flows. In such a case, you may lose all or part of your original investment.

RISKS RELATED TO THIS OFFERING

Our convertible note may be redeemed under circumstances out of our control.

Under the terms of the Note, the Note may be redeemed or immediately due upon an Event of Default (as defined within the Note), a Change of Control (as defined within the Note), or a ten trading day period in which our stock trades below 120% of the Floor Price then in effect, in some cases at a premium to the principal and interest outstanding under the Note. The Floor Price is, initially, $2.25, and may be lowered by mutual agreements of us and the Investor, to an amount not less than $1.00. Some of the events giving rise to these rights are out of the Company’s immediate control (such as our stock price being below the floor price), and could trigger cross-default provisions under our other loan agreements. If we are unable to come up with the cash when due, we may be unable to pay the redemption price, which could negatively affect our stock price.

Our stock price has been volatile and no assurance can be made that it will not substantially depreciate.

Our stock price has been volatile recently. The closing price of our common shares since January 1, 2018 has ranged from a peak of $13.70 on January 10, 2018 to a low of $2.53 on December 24, 2018, representing a decrease of 82%, adjusting for the 4:1 and 10:1 stock split we effected on October 20, 2016 and October 15, 2018, respectively. We can offer no comfort or assurance that our stock price will stop being volatile or not substantially depreciate.

Our existing shareholders will be diluted each time the Note is converted.

The number of shares issuable upon the conversion of the Note differs based upon the Company’s stock price (with a ceiling of $4.50, and a current Floor Price of $2.25), among other factors as more fully described herein (See “Description of Capital Stock – Description of the Note”). Notwithstanding, at the Floor Price, more than two million of our common shares could be issued pursuant to the Note. The conversion of the Note and issuance of such common shares will dilute existing holders, potentially substantially, and could hurt our stock price.

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The sale of a substantial amount of our common shares, including resale of the common shares issuable upon the conversion of the Note held by the Selling Shareholder, in the public market could adversely affect the prevailing market price of our common shares.

Both the number of common shares issuable upon conversion of the Note and the conversion price are subject to adjustment as more fully described in “Description of Capital Stock - Description of the Note”. Sales of substantial amounts of our common shares in the public market, or the perception that such sales might occur, could adversely affect the market price of our common shares, and the market value of our other securities.

A substantial number of common shares are being offered by this prospectus, and we cannot predict if and when the Selling Shareholder may sell such shares in the public markets. Furthermore, in the future, we may issue additional common shares or other equity or debt securities convertible into common shares in connection with a financing, acquisition, litigation settlement, employee arrangements, or otherwise. Any such issuance would result in substantial dilution to our existing shareholders and could cause our stock price to decline.

If we are unable to deliver common shares free of restrictive legends where required by the Securities Purchase Agreement, the Registration Rights Agreement, and the Note, we must make whole any Selling Shareholder who loses money by purchasing common shares on the market to complete a trade.

The Securities Purchase Agreement, the Registration Rights Agreement, and the Note require us to issue common shares upon a partial conversion of the Note, which, where called for therein, must be free of restrictive legends. If we are unable to deliver proof that the above has occurred when required and if a Selling Shareholder has traded the common shares that we have failed to deliver unlegended, penalty provisions of these agreements require us to make whole any Selling Shareholder who loses money by purchasing shares on the common market to complete its trade. Depending on our share price during this time and the number of shares to which the payments relate, we could be required to pay a substantial sum.

USE OF PROCEEDS

This prospectus registers for resale 5,500,000 common shares, none of which have already issued pursuant to the conversion of the Note, and all of which are issuable upon conversion of the Note (upon the conditions further described in “Description of Capital Stock - Description of the Note”). The number of shares issuable upon conversion of the Note will differ based upon the performance of the Company’s stock price. We will not receive any proceeds upon the conversion of the Note.

Of the $5 million we received in exchange for issuance of the note, approximately $1,500,000 will be used to repay unaffiliated debt, and the balance will be used for general corporate purposes, which may include the repayment of debt to affiliated persons and the settling of invoices from affiliated service providers.

We will incur all costs associated with this registration statement and prospectus (other than underwriting discounts and commissions and any transfer taxes), which we anticipate to be approximately $25,000.

CAPITALIZATION

The following table sets forth our capitalization table as of December 31, 2018:

•	An Actual basis; and

•	An as Adjusted basis, as of December 31, 2018, to give effect to:

o	the March 2019 Convertible Debt Private Placement, in which the Company signed a securities purchase agreement with a private investor, for gross proceeds of $5 million, a senior convertible note that is convertible into shares of the Company’s common stock, par value $0.004 per share.

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o	The issuance of 1,780 common shares in March 2019, being the share based payment to the Non- Executive Directors of the Company for the 1st quarter of 2019.

o	The payment of installments under the loan agreements in March 2019, with the Hamburg Commercial Bank AG and with the Macquarie Bank International Limited, of total amount $1.1 million.

	Actual	As Adjusted (unaudited)
	(dollars in thousands except per share and share data)
Capitalization:
Total debt (including current portion)	$36,868	$40,732
Preferred shares, $0.001 par value; 100,000,000 shares authorized, none issued, actual and adjusted	—	—
Common shares, $0.004 par value; 500,000,000 shares authorized, 3,209,327 shares issued and outstanding actual, 3,211,107 shares issued and outstanding as adjusted	$13	$13
Class B Shares, $0.001 par value; 100,000 shares authorized, none issued, actual and adjusted
Additional paid-in capital	$140,334	$140,344
Accumulated deficit	$(99,297)	$(99,307)
Total shareholders’ equity	$41,050	$41,050
Total capitalization	$77,918	$81,782

There have been no significant adjustments to our capitalization since December 31, 2018. This table should be read in conjunction with the consolidated financial statements and related notes included in our annual report for the year ended December 31, 2018, on Form 20-F filed with the Commission on March 28, 2019 and incorporated by reference herein, as well as a Schedule 13D/A filed by Firment Shipping Inc. on April 5, 2019, which indicates that Mr. George Feidakis (and Firment Shipping Inc.) currently may be deemed to beneficially own 415,930 of our common shares, representing approximately 13% of our outstanding common shares (rather than the 1,420,163 common shares referenced in our annual report on Form 20-F, which represented 44.2% of our outstanding common shares).

SELLING SHAREHOLDERS

The common shares being offered by the selling shareholders are those issuable to the selling shareholders upon conversion of the Note. For additional information regarding the issuance of the notes, see “Private Placement of Notes” above. We are registering the common shares in order to permit the selling shareholders to offer the shares for resale from time to time. Except for the ownership of the Note issued pursuant to the Securities Purchase Agreement, the selling shareholders have not had any material relationship with us within the past three years except affiliates of the selling shareholders have been holders of less than 5% of our common shares within the last three years, and were parties to that certain securities purchase agreement dated February 8, 2017 and a registration rights agreement and warrant issued by the Company each dated February 9, 2017 (which warrants have expired).

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The table below lists the selling shareholders and other information regarding the beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder) of the common shares held by each of the selling shareholders. The second column lists the number of common shares beneficially owned by the selling shareholders, based on their respective ownership of common shares and notes, as of April 19, 2019, assuming conversion of the notes held by each such selling shareholder on that date but taking account of any limitations on conversion set forth therein.

The third column lists the common shares being offered by this prospectus by the selling shareholders and does not take in account any limitations on conversion of the notes set forth therein.

In accordance with the terms of a registration rights agreement with the holders of the notes, this prospectus generally covers the resale of 200% of the maximum number of common shares issued or issuable pursuant to the Notes, including payment of interest on the notes through March 13, 2020, determined as if the outstanding notes (including interest on the notes through March 13, 2020) were converted in full (without regard to any limitations on conversion contained therein solely for the purpose of such calculation) at a conversion price of $1.00, which is the lowest price at which the note may convert pursuant to its terms, and would only apply if the Company and the selling shareholder agreed to lower the existing $2.25 price per share). Because the conversion price of the notes may be adjusted, the number of shares that will actually be issued may be different than the number of shares being offered by this prospectus. The fourth column assumes the sale of all of the shares offered by the selling shareholders pursuant to this prospectus.

Under the terms of the notes, a selling shareholder may not convert the notes to the extent (but only to the extent) such selling shareholder or any of its affiliates would beneficially own a number of shares of our common shares which would exceed 4.99% of the outstanding shares of the Company. The number of shares in the second column reflects these limitations. The selling shareholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Selling Shareholders	Number of Common Shares Owned Prior to Offering		Maximum Number of Common Shares to be Sold Pursuant to this Prospectus		Number of Common Shares of Owned After Offering
Arnaki Ltd (1)	168,650	(4)	5,500,000	(2)	0	(3)

(1)	Arnaki Ltd. is a British Virgin Islands corporation with mailing address: Rodus Building, 4th floor, Road Reef, P.O. Box 756 Road Town, Tortola, VG1110, British Virgin Islands.
(2)	Assumes full exercise at maturity, without partial exercise prior to maturity, as though the Blocker Provision did not exist, at a price of $1.00 per share (which price is the lowest price to which the Floor Price could be lowered pursuant to the Note).
(3)	Assumes sale of all of the common shares issuable pursuant to the Note.
(4)	This figure represents the greatest number of our common shares that Arnaki Ltd. could currently acquire upon conversion of the Note before the Blocker Provision applied; notwithstanding, this provision does not limit Arnaki Ltd. from acquiring up to 4.99% of our common shares, selling all of their common shares, and re-acquiring up to 4.99% of our common shares. Until June 7, 2019, all principal and other amounts owed pursuant to the Note can convert to equity at $4.50 per common share, and therefore the principal under the Note can convert into a maximum of 1,111,111 common shares on the date hereof. After June 7, 2019, the price applicable in a conversion of the Note differs based upon the Company’s stock price. Arnaki Ltd. does not own any of the Company’s shares on the date hereof.

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PLAN OF DISTRIBUTION

We are registering the common shares issuable upon conversion of the notes to permit the resale of these common shares by the holders of the notes from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of the common shares. We will bear all fees and expenses incident to our obligation to register the common shares.

The selling shareholders may sell all or a portion of the common shares held by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the common shares are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The common shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, pursuant to one or more of the following methods:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing or settlement of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales made after the date the Registration Statement is declared effective by the SEC;

•	broker-dealers may agree with a selling security holder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling shareholders may also sell common shares under Rule 144 promulgated under the Securities Act of 1933, as amended, if available, rather than under this prospectus. In addition, the selling shareholders may transfer the common shares by other means not described in this prospectus. If the selling shareholders effect such transactions by selling common shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the common shares for whom they may act as agent or to whom they may sell as principal, which will be borne by the selling shareholders (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the common shares or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common shares in the course of hedging in positions they assume. The selling shareholders may also sell common shares short and deliver common shares covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholders may also loan or pledge common shares to broker-dealers that in turn may sell such shares.

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The selling shareholders may pledge or grant a security interest in some or all of the notes or common shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the common shares from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer and donate the common shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

To the extent required by the Securities Act and the rules and regulations thereunder, the selling shareholders and any broker-dealer participating in the distribution of the common shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the common shares is made, a prospectus supplement, if required, will be distributed, which will set forth the aggregate amount of common shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.

Under the securities laws of some states, the common shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the common shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling shareholder will sell any or all of the common shares registered pursuant to the registration statement, of which this prospectus forms a part.

The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the common shares by the selling shareholders and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the common shares to engage in market-making activities with respect to the common shares. All of the foregoing may affect the marketability of the common shares and the ability of any person or entity to engage in market-making activities with respect to the common shares.

We will pay all expenses of the registration of the common shares pursuant to the registration rights agreement, estimated to be $25,000 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, a selling shareholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling shareholders against liabilities, including some liabilities under the Securities Act in accordance with the registration rights agreements or the selling shareholders will be entitled to contribution. We may be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the selling shareholder specifically for use in this prospectus, in accordance with the related registration rights agreements or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the common shares will be freely tradable in the hands of persons other than our affiliates.

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DESCRIPTION OF CAPITAL STOCK

We refer you to “Item 10. Additional Information B. Memorandum and Articles of Association” contained within our Annual Report on Form 20-F for the year ended December 31, 2018, which was filed on March 28, 2019 and is incorporated by reference into this prospectus, for the description of our capital stock.

Transfer Agent

The registrar and transfer agent for our common shares is Computershare Inc.

Share History

On March 13, 2019, the Company signed a securities purchase agreement with a private investor and on March 13, 2019 issued, for gross proceeds of $5 million, a senior convertible note (the “Note”) that is convertible into shares of the Company’s common stock, par value $0.004 per share. If not converted or redeemed beforehand pursuant to the terms of the Note, the Note matures upon the first anniversary of its issue. The Note was issued in a transaction exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”). As of the date hereof, no conversion of the Note has occurred. In this registration statement and prospectus, we are registering for resale 5,500,000 common shares issuable upon conversion of the Note.

On October 15, 2018, we effected a ten-for-one reverse stock split which reduced the number of outstanding common shares from 32,065,077 to 3,206,495 shares (adjustments were made based on fractional shares). All figures expressed herein reflect the stock split unless expressly provided otherwise.

On October 19, 2017, we entered into a Share and Warrant Purchase Agreement pursuant to which we sold for $2.5 million an aggregate of 250,000 of our common shares, par value $0.004 per share and a warrant (the “October 2017 Warrant”) to purchase 1.25 million of our common shares at a price of $16.00 per share to an investor in a private placement (the “October 2017 Private Placement”). These securities were issued in transactions exempt from registration under the Securities Act. On that day, we also entered into a registration rights agreement with the purchaser providing it with certain rights relating to registration under the Securities Act of the 250,000 common shares issued in connection with the October 2017 Private Placement and the common shares underlying the October 2017 Warrant. As of the date hereof, the October 2017 Warrant has not been exercised.

In February 2017, we entered into a Share and Warrant Purchase Agreement pursuant to which we sold for $5 million an aggregate of 500,000 of our common shares, par value $0.004 per share and warrants (the “February 2017 Warrants”) to purchase 2.5 million of our common shares at a price of $16.00 per share (which were subject to adjustment) to a number of investors in a private placement. The February 2017 Warrants expired in February 2019. In February 2017 we also agreed with two affiliated lenders to convert a total of $20 million owed to such lenders in exchange for (a) 2 million common shares and (b) warrants to purchase 738,002 of our common shares at a price of $16.00 per share (which were subject to adjustment), which warrants have expired. We refer to these transactions together as the “February 2017 Transactions”. These securities were issued in transactions exempt from registration under the Securities Act.

Description of the Note

The Note provides for interest to accrue at 10% annually, which interest shall be paid on the first anniversary of the Note’s issuance unless the Note is converted or redeemed pursuant to its terms beforehand. The interest may be paid in common shares of the Company, if certain conditions described within the Note are met. The following summaries of the conversion and redemption provisions of the Note are qualified in their entirety to the terms of the Note itself, which is attached as Exhibit 4.8 hereto:

•	The Note may be converted, in whole or in part, into the Company’s common stock at any time by its holder, in which case all principal, interest, and other amounts owed pursuant to the Note shall convert at a price per share which differs based upon the performance of the Company’s stock price. The price per share for conversion purposes shall be $4.50 (the “Conversion Price”); but if after June 7, 2019, the Company’s common stock trades below $4.50, the price per share for conversion purposes shall be the lowest of (a) the Conversion Price and (b) the highest of (i) $2.25 (the “Floor Price”) and (ii) 87.5% of the average of the high and low bid price from any day chosen by the holder during the ten consecutive trading day period ending on and including the trading day immediately prior to the applicable conversion date (the “Alternate Conversion Price”) regardless of the subsequent stock price.

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•	The Note may be redeemed, in whole or in part, by request of its holder upon:

o	(a) an Event of Default (as defined within the Note), in exchange for the higher of (a) 120% of all amounts owed under the Note, and (b) the value of the stock to which the Note could be converted (as calculated within Section 4(b) of the Note);

o	(b) a Change in Control (as defined within the Note) of the Company, in exchange for the higher of (a) 120% of all amounts owed under the Note and (b) the value of the stock to which the Note could be converted (as calculated within Section 5(c) of the Note); or

o	(c) a ten Trading Day period in which the common shares trade below 120% of the Floor Price, in exchange for 100% of all amounts owed under the Note.

•	The Note may be redeemed, in whole or in part, at any time by the Company. If the Company elects to redeem the Note, the Company shall immediately be obligated to pay the holder the greater of (a) 120% of all amounts owed under the Note and (b) the value of the stock to which the Note could be converted (as calculated within Section 8(a) of the Note). If the Company elects to redeem the Note, the Company (as a procedural matter) must first provide the holder notice, which could allow the holder to convert prior to payment by the Company of the redemption amount.

•	If any portion of the Note is not redeemed or converted prior to its maturity date, on the maturity date, the Company shall pay all outstanding principal in cash and (so long as there has been no “Equity Conditions Failure”, as such term is defined within the Note) may elect whether to pay the interest (and any other amounts owed) in cash or shares of the Company’s common stock. If interest is paid in common stock, the Alternate Conversion Price per share shall apply.

The Note includes anti-dilution protections to its holder, which could cause the Conversion Price and Floor Price to be adjusted (upwards or downwards) proportionately upon a stock split. The Note further allows the Company, with the holder’s consent, to reduce the Floor Price or the then current conversion price, as to any amount and for any period of time deemed appropriate by the Company’s board of directors, but to a price no less than $1.00 per share.

The full conversion of the Note would dilute the ownership percentage of the Company held by existing stockholders and could hurt the Company’s stock price.

Under the terms of the Note, the Company may not issue shares to the extent such issuance would cause the Holder, together with its affiliates and attribution parties, to beneficially own a number of common shares which would exceed 4.99% (which may be increased upon no less than 61 days’ notice, but not to exceed 9.99%) of our then outstanding common shares immediately following such issuance, excluding for purposes of such determination common shares issuable upon subsequent conversion of principal or interest on the Note. This provision does not limit a Holder from acquiring up to 4.99% of our common shares, selling all of their common shares, and re-acquiring up to 4.99% of our common shares.

The Note provides its holder the right to receive distributions (including distributions in kind of property such as rights to acquire stock) as though the Note had converted in full without the existence of the Blocker Provisions. The Securities Purchase Agreement furthermore offers the Buyer the right to acquire up to 50% of securities sold by the Company, except for Common Stock and options provided to directors, officers, or employees of the Company in their capacity as such.

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The Company further entered into a registration rights agreement (the “Registration Rights Agreement”) in which it agreed to register the resale of the common shares issuable upon conversion of the Note. The Registration Rights Agreement includes liquidated damages provisions applicable if the Company fails to meet its obligations.

Listing

Our common stock is listed on The NASDAQ Capital Market under the symbol “GLBS”.

TAX CONSIDERATIONS

Marshall Islands Tax Considerations

The following discussion is based upon the opinion of Watson Farley & Williams LLP and the current laws of the Republic of the Marshall Islands and is applicable only to persons who are not citizens of and do not reside in, maintain offices in or engage in business, transactions, or operations in the Republic of the Marshall Islands.

Because we and our subsidiaries do not, and we do not expect that we or any of our subsidiaries will, conduct business, transactions, or operations in the Republic of the Marshall Islands, and because we anticipate that all documentation related to any offerings pursuant to this prospectus will be executed outside of the Republic of the Marshall Islands, under current Marshall Islands law holders of our common shares will not be subject to Marshall Islands taxation or withholding on dividends. In addition, holders of our common shares will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common shares, and you will not be required by the Republic of the Marshall Islands to file a tax return relating to the shares of common shares.

It is the responsibility of each shareholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, including the Marshall Islands, of its investment in us. Accordingly, each shareholder is urged to consult its tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each shareholder to file all state, local and non-U.S., as well as U.S. federal, tax returns which may be required of such shareholder.

United States Tax Considerations

The following is a discussion of material United States federal income tax consequences of the ownership and disposition of the Company’s common shares that, subject to the representations, covenants, assumptions, conditions and qualifications described herein, may be relevant to prospective shareholders and, unless otherwise noted in the following discussion, is the opinion of Watson Farley & Williams LLP, our United States counsel, insofar as it relates to matters of United States federal income tax law and legal conclusions with respect to those matters. The opinion of our counsel is dependent on the accuracy of representations made by us to them, including descriptions of our operations contained herein. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, existing final, temporary and proposed regulations thereunder and current administrative rulings and court decisions, all as in effect on the effective date of this prospectus and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. No rulings have been or are expected to be sought from the United States Internal Revenue Service, or the IRS, with respect to any of the United States federal income tax consequences discussed below, and no assurance can be given that the IRS will not take contrary positions.

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The following summary does not deal with all United States federal income tax consequences applicable to any given holder of our common shares, nor does it address the United States federal income tax considerations applicable to categories of investors subject to special taxing rules, such as expatriates, banks, real estate investment trusts, regulated investment companies, insurance companies, tax-exempt organizations, dealers or traders in securities or currencies, partnerships, S corporations, estates and trusts, investors that hold their common shares as part of a hedge, straddle or an integrated or conversion transaction, investors whose “functional currency” is not the United States dollar or investors that own, directly or indirectly, 10% or more of our stock by vote or value. Furthermore, the discussion does not address alternative minimum tax consequences or estate or gift tax consequences, or any state tax consequences, and is limited to shareholders that will hold their common shares as “capital assets” within the meaning of Section 1221 of the Code. Each shareholder is encouraged to consult, and discuss with his or her own tax advisor the United States federal, state, local and non-United States tax consequences particular to him or her of the acquisition, ownership or disposition of common shares. Further, it is the responsibility of each shareholder to file all state, local and non-United States, as well as United States federal, tax returns that may be required of it.

United States Federal Income Taxation of United States Holders

As used herein, “United States Holder” means a beneficial owner of the Company’s common shares that is an individual citizen or resident of the United States for United States federal income tax purposes, a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), an estate the income of which is subject to United States federal income taxation regardless of its source or a trust where a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons (as defined in the Code) have the authority to control all substantial decisions of the trust (or a trust that has made a valid election under United States Department of the Treasury regulations to be treated as a domestic trust). A “Non-United States Holder” generally means any owner (or beneficial owner) of common shares that is not a United States Holder, other than a partnership. If a partnership holds common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding common shares should consult their own tax advisors regarding the tax consequences of an investment in the common shares (including their status as United States Holders or Non-United States Holders).

Distributions

Subject to the discussion of passive foreign investment companies, or PFICs, below, any distributions made by the Company with respect to the common shares to a United States Holder will generally constitute dividends, which may be taxable as ordinary income or qualified dividend income as described in more detail below, to the extent of the Company’s current or accumulated earnings and profits as determined under United States federal income tax principles. Distributions in excess of the Company’s earnings and profits will be treated as a nontaxable return of capital to the extent of the United States Holder’s tax basis in its common shares and, thereafter, as capital gain.

Dividends paid in respect of the Company’s common shares may qualify for the preferential rate attributable to qualified dividend income if: (1) the common shares are readily tradable on an established securities market in the United States; (2) the Company is not a PFIC for the taxable year during which the dividend is paid or in the immediately preceding taxable year; (3) the United States Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend and (4) the United States Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. The first requirement currently is and has been met, as our common shares are listed on the Nasdaq Capital Market tier of the Nasdaq Stock Market, which is an established securities market. Further, there is no minimal trading requirement for shares to be “readily tradable,” so as long as our common shares remain listed on the Nasdaq Capital Market or any other established securities market in the United States, the first requirement will be satisfied. However, if our common shares are delisted and are not tradable on an established securities market in the United States, the first requirement would not be satisfied, and dividends paid in respect of our common shares would not qualify for the preferential rate attributable to qualified dividend income. The second requirement is expected to be met as more fully described below under “—Consequences of Possible PFIC Classification.” Satisfaction of the final two requirements will depend on the particular circumstances of each United States Holder. Consequently, if any of these requirements are not met, the dividends paid to individual United States Holders in respect of the Company’s common shares would not be treated as qualified dividend income and would be taxed as ordinary income at ordinary rates.

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Amounts taxable as dividends generally will be treated as income from sources outside the United States and will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you. However, if (1) the Company is 50% or more owned, by vote or value, by United States persons and (2) at least 10% of the Company’s earnings and profits are attributable to sources within the United States, then for foreign tax credit purposes, a portion of our dividends would be treated as derived from sources within the United States. Under such circumstances, with respect to any dividend paid for any taxable year, the United States source ratio of the Company’s dividends for foreign tax credit purposes would be equal to the portion of the Company’s earnings and profits from sources within the United States for such taxable year, divided by the total amount of the Company’s earnings and profits for such taxable year.

Consequences of Possible PFIC Classification

A non-United States entity treated as a corporation for United States federal income tax purposes will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to a “look through” rule, either: (1) 75% or more of its gross income is “passive” income or (2) 50% or more of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income. If a corporation is a PFIC in any taxable year that a person holds shares in the corporation (and was not a qualified electing fund with respect to such year, as discussed below), the shares held by such person will be treated as shares in a PFIC for all future years (absent an election which, if made, may require the electing person to pay taxes in the year of the election). A United States Holder of shares in a PFIC would be required to file an annual information return on IRS Form 8621 containing information regarding the PFIC as required by United States Department of the Treasury regulations.

While there are legal uncertainties involved in this determination, including as a result of adverse case law described herein, based upon the Company’s and its subsidiaries’ expected operations as described herein and based upon the current and expected future activities and operations of the Company and its subsidiaries, the income of the Company and such subsidiaries from time charters should not constitute “passive income” for purposes of applying the PFIC rules, and the assets that the Company owns for the production of this time charter income should not constitute passive assets for purposes of applying the PFIC rules.

Although there is no legal authority directly on point, this view is based principally on the position that the gross income that the Company and its subsidiaries derive from time charters constitutes services income rather than passive rental income. The Fifth Circuit Court of Appeals decided in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir., 2009) that a typical time charter is a lease, and not a contract for the provision of transportation services. In that case, the court was considering a tax issue that turned on whether the taxpayer was a lessor where a vessel was under a time charter, and the court did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of the Tidewater case is applied to the Company’s situation and the Company’s or its subsidiaries’ time charters are treated as leases, the Company’s or its subsidiaries’ time charter income could be classified as rental income and the Company would be a PFIC unless more than 25% of the income of the Company (taking into account the subsidiary look through rule) is from spot charters plus other active income or an active leasing exception applies. The IRS has announced that it will not follow the reasoning of the Tidewater case and would have treated the income from the time charters at issue in that case as services income, including for other purposes of the Code. The Company intends to take the position that all of its time, voyage and spot chartering activities will generate active services income and not passive leasing income, but in the absence of direct legal authority specifically relating to the Code provisions governing PFICs, the IRS or a court could disagree with this position. Although the matter is not free from doubt as described herein, based on the current operations and activities of the Company and its subsidiaries and on the relative values of the vessels in the Company’s fleet and the charter income in respect of the vessels, Globus Maritime Limited should not be treated as a PFIC during the taxable year ended December 31, 2018.

Based on the Company’s intention and expectation that the Company’s subsidiaries’ income from spot, time and voyage chartering activities plus other active operating income will be greater than 25% of the Company’s total gross income at all relevant times and that the gross value of the vessels subject to such time, voyage or spot charters will exceed the gross value of all the passive assets the Company owns at all relevant times, Globus Maritime Limited does not expect that it will constitute a PFIC with respect to a taxable year in the near future.

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The Company will try to manage its vessels and its business so as to avoid being classified as a PFIC for a future taxable year; however there can be no assurance that the nature of the Company’s assets, income and operations will remain the same in the future (notwithstanding the Company’s current expectations). Additionally, no assurance can be given that the IRS or a court of law will accept the Company’s position that the time charters that the Company’s subsidiaries have entered into or any other time charter that the Company or a subsidiary may enter into will give rise to active income rather than passive income for purposes of the PFIC rules, or that future changes of law will not adversely affect this position. The Company has not obtained a ruling from the IRS on its time charters or its PFIC status and does not intend to seek one. Any contest with the IRS may materially and adversely impact the market for the common shares and the prices at which they trade. In addition, the costs of any contest on the issue with the IRS will result in a reduction in cash available for distribution and thus will be borne indirectly by the Company’s shareholders.

If Globus Maritime Limited were to be classified as a PFIC in any year, each United States Holder of the Company’s shares will be subject (in that year and all subsequent years) to special rules with respect to: (1) any “excess distribution” (generally defined as any distribution received by a shareholder in a taxable year that is greater than 125% of the average annual distributions received by the shareholder in the three preceding taxable years or, if shorter, the shareholder’s holding period for the shares), and (2) any gain realized upon the sale or other disposition of the common shares. Under these rules:

➢	the excess distribution or gain will be allocated ratably over the United States Holder’s holding period;

➢	the amount allocated to the current taxable year and any year prior to the first year in which the Company was a PFIC will be taxed as ordinary income in the current year; and

➢	the amount allocated to each of the other taxable years in the United States Holder’s holding period will be subject to United States federal income tax at the highest rate in effect for the applicable class of taxpayer for that year, and an interest charge will be added as though the amount of the taxes computed with respect to these other taxable years were overdue.

In order to avoid the application of the PFIC rules, United States Holders may make a qualified electing fund, or a QEF, election provided in Section 1295 of the Code in respect of their common shares. Even if a United States Holder makes a QEF election for a taxable year of the Company, if the Company was a PFIC for a prior taxable year during which such holder held the common shares and for which such holder did not make a timely QEF election, the United States Holder would also be subject to the more adverse rules described above. Additionally, to the extent any of the Company’s subsidiaries is a PFIC, an election by a United States Holder to treat Globus Maritime Limited as a QEF would not be effective with respect to such holder’s deemed ownership of the stock of such subsidiary and a separate QEF election with respect to such subsidiary is required. In lieu of the PFIC rules discussed above, a United States Holder that makes a timely, valid QEF election will, in very general terms, be required to include its pro rata share of the Company’s ordinary income and net capital gains, unreduced by any prior year losses, in income for each taxable year (as ordinary income and long-term capital gain, respectively) and to pay tax thereon, even if no actual distributions are received for that year in respect of the common shares and even if the amount of that income is not the same as the amount of actual distributions paid on the common shares during the year. If the Company later distributes the income or gain on which the United States Holder has already paid taxes under the QEF rules, the amounts so distributed will not again be subject to tax in the hands of the United States Holder. A United States Holder’s tax basis in any common shares as to which a QEF election has been validly made will be increased by the amount included in such United States Holder’s income as a result of the QEF election and decreased by the amount of nontaxable distributions received by the United States Holder. On the disposition of a common share, a United States Holder making the QEF election generally will recognize capital gain or loss equal to the difference, if any, between the amount realized upon such disposition and its adjusted tax basis in the common share. In general, a QEF election should be made by filing a Form 8621 with the United States Holder’s federal income tax return on or before the due date for filing such United States Holder’s federal income tax return for the first taxable year for which the Company is a PFIC or, if later, the first taxable year for which the United States Holder held common shares. In this regard, a QEF election is effective only if certain required information is made available by the PFIC. Subsequent to the date that the Company first determines that it is a PFIC, the Company will use commercially reasonable efforts to provide any United States Holder of common shares, upon request, with the information necessary for such United States Holder to make the QEF election.

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In addition to the QEF election, Section 1296 of the Code permits United States Holders to make a “mark-to-market” election with respect to marketable shares in a PFIC, generally meaning shares regularly traded on a qualified exchange or market and certain other shares considered marketable under United States Department of the Treasury regulations. For this purpose, a class of shares is regularly traded on a qualified exchange or market for any calendar year during which such class of shares is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter of the year. Our common shares are traded on the Nasdaq Capital Market, which is an established securities market. However, if our common shares were to be delisted, then the mark-to-market election generally would be unavailable to United States Holders. If a United States Holder makes a mark-to-market election in respect of its common shares, such United States Holder generally would, in each taxable year: (1) include as ordinary income the excess, if any, of the fair market value of the common shares at the end of the taxable year over such United States Holder’s adjusted tax basis in the common shares, and (2) be permitted an ordinary loss in respect of the excess, if any, of such United States Holder’s adjusted tax basis in the common shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election (with the United States Holder’s basis in the common shares being increased and decreased, respectively, by the amount of such ordinary income or ordinary loss). The consequences of this election may be less favorable than those of a QEF election for United States Holders that are sensitive to the distinction between ordinary income and capital gain.

United States Holders are urged to consult their tax advisors as to the consequences of making a mark-to-market or QEF election, as well as other United States federal income tax consequences of holding shares in a PFIC.

As previously indicated, if the Company were to be classified as a PFIC for a taxable year in which the Company pays a dividend or the immediately preceding taxable year, dividends paid by the Company would not constitute “qualified dividend income” and, hence, would not be eligible for the reduced rate of United States federal income tax.

Sale, Exchange or Other Disposition of Common Shares

A United States Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of common shares in an amount equal to the difference between the amount realized by the United States Holder from such sale, exchange or other disposition and the United States Holder’s tax basis in such common shares. Assuming the Company does not constitute a PFIC for any taxable year, this gain or loss will generally be treated as long-term capital gain or loss if the United States Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Long term capital gains recognized by a United States Holder other than a corporation are generally taxed at preferential rates. A United States Holder’s ability to deduct capital losses is subject to limitations.

Net Investment Income Tax

A United States Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) such United States Holder’s “net investment income” (or undistributed “net investment income” in the case of estates and trusts) for the relevant taxable year and (2) the excess of such United States Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A United States Holder’s net investment income will generally include its gross dividend income and its net gains from the disposition of the common shares, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). Net investment income generally will not include a United States Holder’s pro rata share of the Company’s income and gain (if we are a PFIC and that United States Holder makes a QEF election, as described above in “—Consequences of Possible PFIC Classification”). However, a United States Holder may elect to treat inclusions of income and gain from a QEF election as net investment income. Failure to make this election could result in a mismatch between a United States Holder’s ordinary income and net investment income. If you are a United States Holder that is an individual, estate or trust, you are urged to consult your tax advisor regarding the applicability of the net investment income tax to your income and gains in respect of your investment in the common shares.

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United States Federal Income Taxation of Non-United States Holders

A Non-United States Holder will generally not be subject to United States federal income tax on dividends paid in respect of the common shares or on gains recognized in connection with the sale or other disposition of the common shares provided that the Non-United States Holder makes certain tax representations regarding the identity of the beneficial owner of the common shares, that such dividends or gains are not effectively connected with the Non-United States Holder’s conduct of a United States trade or business and that, with respect to gain recognized in connection with the sale or other disposition of the common shares by a non-resident alien individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition and other conditions are met. If the Non-United States Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common shares, including dividends and gain from the sale, exchange or other disposition of the common stock, that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed above relating to the taxation of United States Holders.

Backup Withholding and Information Reporting

Information reporting to the IRS may be required with respect to payments on the common shares and with respect to proceeds from the sale of the common shares. With respect to Non-United States Holders, copies of such information returns may be made available to the tax authorities in the country in which the Non-United States Holder resides under the provisions of any applicable income tax treaty or exchange of information agreement. A “backup” withholding tax may also apply to those payments if:

➢	a holder of the common shares fails to provide certain identifying information (such as the holder’s taxpayer identification number or an attestation to the status of the holder as a Non-United States Holder);

➢	such holder is notified by the IRS that he or she has failed to report all interest or dividends required to be shown on his or her federal income tax returns; or

➢	in certain circumstances, such holder has failed to comply with applicable certification requirements.

Backup withholding is not an additional tax and may be refunded (or credited against the holder’s United States federal income tax liability, if any), provided that certain required information is furnished to the IRS in a timely manner.

Non-United States Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8IMY, as applicable.

United States Holders of common shares may be required to file forms with the IRS under the applicable reporting provisions of the Code. For example, such United States Holders may be required, under Sections 6038, 6038B and/or 6046 of the Code, and the regulations thereunder, to supply the IRS with certain information regarding the United States Holder, other United States Holders and the Company if (1) such person owns at least 10% of the total value or 10% of the total combined voting power of all classes of shares entitled to vote or (2) the acquisition of our common shares, when aggregated with certain other acquisitions that may be treated as related under applicable regulations, exceeds $100,000 in value. In the event a United States Holder fails to file a form when required to do so, the United States Holder could be subject to substantial tax penalties. You should consult your tax advisor regarding the filing of these forms.

Individual United States Holders who hold certain specified foreign assets with values in excess of certain dollar thresholds are required to report such assets on IRS Form 8938 with their United States federal income tax return, subject to certain exceptions (including an exception for foreign assets held in accounts maintained by financial institutions). Stock in a foreign corporation, including our common shares, is a specified foreign asset for this purpose. Penalties apply for failure to properly complete and file Form 8938. You should consult your tax advisor regarding the filing of this form. United States Holders of common shares may be required to file additional forms with the IRS under the applicable reporting provisions of the Code. You should consult your tax advisor regarding the filing of any such forms.

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We encourage each United States Holder and Non-United States Holder to consult with his, her or its own tax advisor as to the particular tax consequences to him, her or it of holding and disposing of the Company’s common shares, including the applicability of any federal, state, local or foreign tax laws and any proposed changes in applicable law.

EXPENSES

The following are the estimated expenses of the issuance and distribution of the securities being registered under the registration statement of which this prospectus forms a part, all of which will be paid by us.

Commission registration fee		$2,126
FINRA filing fee	$	*
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Printing and typesetting expenses	$	*
Blue sky fees and expenses	$	*
Miscellaneous	$	*
Total	$	*

*To be provided by a prospectus supplement or as an exhibit to a Report on Form 6-K that is incorporated by reference into this registration statement and prospectus.

LEGAL MATTERS

The validity of the securities offered by this prospectus with respect to Marshall Islands law and certain other legal matters relating to United States and Marshall Islands law will be passed upon for us by Watson Farley & Williams LLP, New York, New York.

EXPERTS

The consolidated financial statements of Globus Maritime Limited appearing in Globus Maritime Limited’s Annual Report (Form 20-F) for the year ended December 31, 2018, have been audited by Ernst & Young (Hellas) Certified Auditors Accountants S.A., independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing. Ernst & Young (Hellas) Certified Auditors Accountants S.A. is located at Chimarras 8B, 15125, Maroussi, Greece and is registered as a corporate body with the public register for company auditors-accountants kept with the Institute of Certified Accountants of Greece ("SOEL"), with registration number 107.

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5,500,000 Common Shares

offered by the Selling Shareholders

PROSPECTUS

April 19, 2019

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